

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 23, 2024

Jarrod Yahes
Chief Financial Officer
Shutterstock, Inc.
350 Fifth Avenue, 20th Floor
New York, NY 10118

>   **Re:  Shutterstock, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Filed February 26, 2024**
>   **File No. 001-35669**

Dear Jarrod Yahes:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology